SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 3, 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Charges of Embezzlement

•  The Seoul Central District Court issued a summary order in connection with the summary indictment against 10 former and current executives of KT Corporation (the “Company”) on charges of embezzlement at work.

1. Details of Suspicion		• Subject : Representative Director, Hyeon-mo Ku, and 9 other current and former executives

		• Details of the Summary Order: Imposition of a fine for charges of embezzlement at work by the Company’s current and former executives (Aggregate fine amount of Won : 46,000,000)

		• With respect to charges brought against 4 of the Company’s former regulatory affairs officers, proceedings at the trial court is currently ongoing.

2. Embezzlement Amount	Embezzlement Amount (KRW)	124,000,000
	Total Equity of the Company (KRW)	15,551,433,000,000
	Embezzlement Amount as a Percentage of the Company’s Total Equity (%)	0.001%
	Whether the Company is Classified as a Large-scale Corporation	Yes

3. Actions to be taken		The Company will continue to monitor the progress of all future proceedings.

4. Determination Date		2022-01-25

5. Confirmation Date		2022-02-03

• This disclosure is based on the court’s issuance of a summary order and is subject to further updates based on other events including the outcome of the formal proceedings.

• ‘Total Equity of the Company’ in Item 2 above is based on the consolidated financial statements as of the end of 2020.

6. Additional Details Relevant to Investment Consideration	• ‘Embezzlement Amount’ in Item 2 above is the sum of the figures for each of the ten former and current executives that was stated in the District Court’s summary order.

•  ‘Determination Date’ in Item 4 above is the date of the issuance of the summary order by the District Court and does not indicate the date on which the District Court’s judgment was conclusively determined.

• ‘Confirmation Date’ in Item 5 above is the date on which the Company confirmed the details of the District Court’s summary order.

Related Prior SEC Disclosure	6-K Charges of Embezzlement 19 Nov 2021